Exhibit 99.1
Flamel Technologies Announces Third Quarter Results and
New Medusa Agreement
LYON, France — November 3, 2008 — Flamel Technologies (NASDAQ: FLML) today announced its financial results for the third quarter of 2008.
For the third quarter of 2008, Flamel reported total revenues of $9.1 million, compared to $9.0 million in the year-ago period. Flamel’s total costs and expenses during the quarter declined 25% to $13.8 million from $18.3 million in the third quarter of 2007.
Total net loss for the third quarter 2008 was ($2.3) million, as compared to ($9.1) million in the third quarter of 2007. Net loss in the quarter, excluding non-cash FAS 123R compensation-related expenses, was ($1.1) million; the comparable loss in 2007 was ($6.3) million. Net loss per share (basic) for the quarter was ($0.10), compared to a net loss per share (basic) in the year-ago quarter of ($0.38).
Cash and marketable securities at the end of the third quarter totalled $32.8 million, versus $34.5 million at the end of the second quarter. The decline was entirely due to currency translation effects; virtually all cash and marketable securities are held in Euros and increased during the quarter by € 1.1 million.
License and research revenues increased during the quarter to $3.1 million from $2.0 million in the third quarter of 2007. Product sales during the quarter were $3.0 million, a decline from $4.8 million in the third quarter 2007. Other revenues, which include royalties from Coreg CR™, were $3.0 million versus $2.2 million in the third quarter 2007.
Research and development expenses were $8.2 million versus $9.9 million in the year-ago quarter. Selling, general, and administrative expenses during the quarter were reduced to $2.9 million from $4.1 million in the third quarter of 2007. Costs of goods and services sold in the third quarter were $2.6 million versus $4.3 million in the third quarter 2007.
For the first nine months of 2008, Flamel total revenues grew to $29.2 million, from $26.1 million in the year-ago period. Expenses were reduced by 25% during this period, from $58.9 million in the first three quarters of 2007 to $44.4 million in the same period of 2008.
Net loss in the first three quarters of 2008 was ($9.4) million compared to a net loss of ($31.8) million in the first three quarters of last year. Excluding non-cash compensation expense, the net loss was ($3.1 million) as compared to ($22.5) million in the first three quarters of 2007. Net loss per share (basic) for the first nine months of 2008 was ($0.39), compared to net loss per share (basic) in the year-ago period of ($1.32).
Flamel’s license and research revenues increased during the first nine months of 2008 to $9.8 million, versus $6.9 million in the year-ago period. Product sales and services during the period declined to $10.9 million, from $15.0 million in the first three quarters of 2007. Other revenues, which are composed primarily of royalties from the sale of Coreg CR, were $8.4 million during the period, as compared to $4.1 million in the first three quarters of 2007.

Flamel’s research and development expenses in the first three quarters of 2008 were $26.5 million, as compared to $33.7 million in the year-ago period. Cost of goods and services sold were $7.3 million, as compared to $12.4 million in the first three quarters of 2007. SG&A declined to $10.7 million from $12.8 million during the first three quarters of 2007.
“Since our last conference call, Flamel has continued to expand the portfolio of development agreements with partner companies by signing a further Medusa feasibility project,” said Stephen H. Willard, chief executive officer of Flamel Technologies. “The agreement is with a top five pharma company, based on revenue, with whom we had not previously had a relationship. We also received a payment from Wyeth Pharmaceuticals and have had good scientific progress in the feasibility studies we had commenced earlier, including the program that we signed late last year with Merck Serono. We now have 15 ongoing projects and are working with five of the top ten pharma companies in the world, and seven of the top twenty. Three of these relationships involve multiple projects in multiple indications, which serve to further diversify our growth prospects.”
A conference call to discuss earnings is scheduled for 8:30 AM ET November 4, 2008. The dial-in number (for investors in the US and Canada) is 1-800-374-1498; the conference ID number is 71106766. International investors are invited to dial 1-706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
tel: (+)33 (0)4-7278-3434
fax: (+)33 (0)4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.

Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2008	2007	2008
Revenue:
License and research revenue	$1,973	$3,140	$6,891	$9,841
Product sales and services	4,824	3,023	15,042	10,918
Other revenues	2,222	2,972	4,160	8,394

Total revenue	9,019	9,135	26,093	29,153

Costs and expenses:

Cost of goods and services sold	(4,251)	(2,613)	(12,430)	(7,263)
Research and development	(9,908)	(8,239)	(33,666)	(26,476)
Selling, general and administrative	(4,124)	(2,899)	(12,787)	(10,659)

Total	(18,283)	(13,751)	(58,883)	(44,398)

Profit (loss) from operations	(9,264)	(4,616)	(32,790)	(15,245)

Interest income net	411	377	1,305	1,127
Foreign exchange gain (loss)	(229)	220	(311)	76
Other income (loss)	16	58	54	159

Income (loss) before income taxes	(9,066)	(3,961)	(31,742)	(13,883)
Income tax benefit (expense)	(40)	1,657	(58)	4,525

Net income (loss)	$(9,106)	$(2,304)	$(31,800)	$(9,358)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.38)	$(0.10)	$(1.32)	$(0.39)
Diluted earnings (loss) per share	$(0.38)	$(0.10)	$(1.32)	$(0.39)

Weighted average number of shares outstanding (in thousands) :

Basic	24,042	24,077	24,017	24,066
Diluted	24,042	24,077	24,017	24,066